BlackRock Investments, LLC

100 Bellevue Parkway

Wilmington, DE 19809

February 27, 2019

Samantha Brutlag

Attorney

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Credit Strategies Fund
(File Nos.: 333-227456; 811-23380)

Dear Ms. Brutlag:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Investments, LLC, as distributor, hereby joins the registrant, BlackRock Credit Strategies Fund (the “Trust”), in requesting acceleration of the effective date of the Trust’s Registration Statement on Form N-2 (File Nos. 333-227456 and 811-23380), as amended by Pre-Effective Amendments No. 1 through 2 thereto (the “Registration Statement”), so that it may become effective by 12:00 p.m., Washington, D.C. time, on February 28, 2019 or as soon as practical thereafter.

Sincerely

BLACKROCK INVESTMENTS, LLC

By:	/s/ Jonathan Diorio
Name:	Jonathan Diorio
Title:	Managing Director